Caledonia and Motapa announce 11 drill targets at Mulonga Plain

Kashiji Plain analytical results confirm possible local source

Toronto, Ontario and Vancouver, British Columbia – September 13, 2005: Caledonia Mining Corporation (TSX: CAL, NASDAQ: CALVF, AIM: CMCL) and Motapa Diamonds Inc. (TSX-V: MTP) today announce developments at their joint venture diamond projects, Mulonga Plain and Kashiji Plain, in Zambia.

Mulonga Plain

At Mulonga Plain, 11 targets have been identified for the drilling program which will start this month. Motapa, as the Project Manager, has defined an extensive (120 x 15 kilometres) high-abundance kimberlitic indicator mineral anomaly that includes mantle-derived ilmenite, garnet (including approximately 10% diamond-associated G10 varieties), chrome diopside, chromite and diamond within the Mulonga Plain. The drill program will concentrate on the eastern portion of this indicator mineral anomaly over which airborne gravity was flown at the end of last year.  The targets to be tested include both gravity and magnetic anomalies.

The Mulonga Plain project area covers more than 1.9 million hectares.  Motapa has budgeted over US$500,000 in the current fiscal year to advance this project.  The Mulonga Plain exploration program is conducted under the direction of Dr. Larry Ott, a Qualified Person under NI 43-101.

Kashiji Plain

The analytical results from the 2004 sampling program re-confirm the possibility of local sources for the Chunda Falls and the South-east ilmenite and diamond anomalies on the Kashiji Plain project area in north western Zambia. However, as the results do not provide further constraints on the source area, additional sampling and geophysical work will be required to further advance the project to a drill stage and Motapa is considering various alternatives to implement this work.  The Kashiji Plain project area covers approximately 1.4 million hectares.

Motapa and Caledonia are joint venture partners on both the Mulonga Plain and Kashiji Plain projects. The current participating interests are Motapa 60% and Caledonia 40% at both projects. Motapa is the project operator and has rights to earn a 75% interest by funding Caledonia’s share (as a recoverable loan under certain conditions) to completion of a feasibility study.

About Motapa:

Motapa is among the leading diamond explorers in Africa and has interests in approximately 13 million hectares of diamond prospective properties located in Namibia, Zambia, Botswana, Gabon and Mozambique. Motapa will spend over US$3m in the current fiscal year to advance these projects.  Motapa's Chairman, Dr. John J. Gurney, is one of the world's leading authorities in the field of geochemical exploration for diamondiferous kimberlites and has been associated with successful diamond exploration programs around the world, including the discovery of the kimberlites that comprise the EkatiTM diamond mine.  Further information regarding Motapa may be found at www.motapadiamonds.com.

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About Caledonia:

Caledonia is an exploration, development and mining company with a diversified portfolio of projects in Canada, South Africa and Zambia.  Caledonia is following the strategy of diversification through its current production of gold in South Africa and its exploration activities for gold, platinum, diamonds and cobalt. Caledonia is listed on the Toronto Stock Exchange, NASDAQ and London’s AIM market. Further information regarding Caledonia’s exploration activities and operations along with its latest financials may be found at www.caledoniamining.com.

For more information, please contact:

Caledonia Mining Stefan Hayden President and CEO Tel: +27 11 447 2499	Motapa Diamonds Larry Ott Chief Executive Officer Tel: +1 604 980 6770

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